Vanguard Wellesley Income Fund Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	892,976,005	27,969,850	97.0%
Emerson U. Fullwood	891,530,205	29,415,650	96.8%
Amy Gutmann	891,397,167	29,548,688	96.8%
JoAnn Heffernan Heisen	892,708,601	28,237,254	96.9%
F. Joseph Loughrey	892,143,780	28,802,075	96.9%
Mark Loughridge	892,790,614	28,155,241	96.9%
Scott C. Malpass	890,450,193	30,495,662	96.7%
F. William McNabb III	891,269,991	29,675,864	96.8%
Deanna Mulligan	891,744,099	29,201,756	96.8%
André F. Perold	886,683,387	34,262,468	96.3%
Sarah Bloom Raskin	891,074,230	29,871,625	96.8%
Peter F. Volanakis	891,511,654	29,434,201	96.8%

*Results are for all funds within the same trust.

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Wellesley Income Fund	649,430,106	37,371,646	28,980,853	205,163,251	70.5%